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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                                 ____________

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 1)*

                                INFOSPACE, INC.
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                  45678T 10 2
                                (CUSIP Number)

William D. Savoy                                   Alvin G. Segel, Esq.
Vulcan Ventures Incorporated                       Irell & Manella LLP
505 Union Station                                  1800  Avenue of the Stars
505 Fifth Avenue South, Suite 900                  Los Angeles, CA 90067
Seattle, WA 98104                                  (310) 277-1010
(206) 342-2000

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                              September 10, 2001
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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CUSIP NO. 45678T 10 2                 13D            Page __ of __ Pages
-----------------------                              -------------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Vulcan Ventures Incorporated
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Washington
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      -0-
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

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-----------------------                              -------------------------
CUSIP NO. 45678T 10 2                 13D            Page __ of __ Pages
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paul G. Allen
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE SHARES
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARES DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      -0-
------------------------------------------------------------------------------


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

     This Statement, which is being filed by Vulcan Ventures Incorporated, a Washington corporation ("Vulcan Ventures"), and Paul G. Allen, the Chairman and sole shareholder of Vulcan Ventures ("Mr. Allen"), constitutes Amendment No. 1 to the Schedule 13D originally filed with the Securities and Exchange Commission on January 16, 2001 (the "Schedule 13D"). The Schedule 13D relates to the Common Stock, par value $0.0001 per share ("Common Stock"), of InfoSpace, Inc., a Delaware corporation (the "Issuer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. Capitalized terms used herein and not defined shall have the meaning set forth in the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

     (a) On September 10, 2001, Vulcan Ventures sold 21,698,778 shares of Common Stock to the Issuer pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of September 10, 2001 between Vulcan Ventures and the Issuer. After giving effect to such sale, neither Vulcan Ventures nor Mr. Allen beneficially owns any securities of the Issuer.

     (b) See Item 5(a).

     (c) On September 10, 2001, Vulcan Ventures sold 21,698,778 shares of Common Stock to the Issuer pursuant to the Stock Purchase Agreement for a purchase price of $1.05 per share. The aggregate sale price for the shares of Common Stock sold was $22,783,716.90.

     To the best knowledge of Vulcan Ventures and Mr. Allen, none of the parties named in Item 2 of the Schedule 13D effected any transactions in the Issuer's Common Stock during the past sixty days.

     (d) See Item 5(a).

     (e) As a result of the sale of shares of Common Stock pursuant to the Stock Purchase Agreement, Vulcan Ventures and Mr. Allen each ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on September 10, 2001.

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

     Item 6 of the Schedule 13D is hereby amended by adding the following:

     On September 10, 2001, Vulcan Ventures sold 21,698,778 shares of Common Stock to the Issuer pursuant to the Stock Purchase Agreement for a purchase price of $1.05 per share. The aggregate sale price for the shares of Common Stock sold was $22,783,716.90.

     The foregoing description of the Stock Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is filed as Exhibit 10.1

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     Exhibit 10.1 Stock Purchase Agreement dated as of September 10, 2001 by and between InfoSpace, Inc. and Vulcan Ventures Incorporated.

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                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2001                     VULCAN VENTURES INCORPORATED



                                              By:   /s/ William D. Savoy
                                                  ------------------------
                                              Name:  William D. Savoy
                                              Title: President



Dated: September 10, 2001                     By:            *
                                                  ------------------------
                                                     Paul G. Allen



                                           *  By:   /s/ William D. Savoy
                                                  ------------------------
                                                     William D. Savoy as
                                                     Attorney in Fact for Paul
                                                     G. Allen pursuant to a
                                                     Power of Attorney filed on
                                                     August 30, 1999, with the
                                                     Schedule 13G of Vulcan
                                                     Ventures Incorporated and
                                                     Paul G. Allen for
                                                     Pathogenesis, Inc. and
                                                     incorporated herein by
                                                     reference

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                                 EXHIBIT INDEX



         EXHIBIT NO.     DESCRIPTION
         -----------     -----------

         10.1 Stock Purchase Agreement dated as of September 10, 2001 by and between InfoSpace, Inc. and Vulcan Ventures Incorporated.

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